NATIONAL BANK
TRUST


October 3, 2002





SUBJECT: HAEMACURE CORPORATION
------------------------------




To Whom it may concern,


As defined in the National Policy Statement no. 54-101, we hereby confirm that on October 1", 2002 we have sent a copy of the "Quarterly Report to shareholders
- Third Quarter ended July 31, 2002" to all registered holders and those registered on the Supplemental Mailing List of the above-noted Company.


We trust that everything is in order.


Yours truly,


SHARE OWNERSHIP MANAGEMENT




Per:  /s/ Sylvie St-Pierre
--------------------------
        Authorized Officer